UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

February 21, 2013
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot Mobile Post Hefer,
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that a special general meeting of shareholders (the “Meeting”) of the Company will be held on March 27, 2013, at 11:00 a.m. Israel time, at the Company’s offices, located at Granot Mobile Post Hefer, 38100, Israel.

The sole item on the agenda of the Meeting is the election of Mr. Liav Even-Chen as external director of the Company for a three-year term.

Mr. Even-Chen has certified to the Company that he complies with all requirements under the Israeli Companies Law, 5759-1999 (the "Companies Law") for serving as an external director. Our audit committee and board of directors have determined that Mr. Even-Chen qualifies as a 'financial expert' in accordance with the Israeli Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005.

Upon his election, Mr. Even-Chen will be entitled to an annual fee and a per meeting attendance fee, in accordance with the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000 (the “Regulations”). Pursuant to Section 7 of the Regulations, the compensation arrangement of Mr. Even-Chen is not subject to the approval of the Company's shareholders.

The approval of the election of Mr. Even-Chen as external director of the Company requires the affirmative vote of at least a majority of the Company’s ordinary shares (the "Shares") present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders, who (a) are not controlling shareholders of the Company, or (b) do not have personal interest in the election of Mr. Even-Chen (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Only shareholders of record at the close of business on February 26, 2013 (the “Record Date”) will be entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Voting Procedures - shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”)

A shareholder, whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Shareholders who will not attend the Meeting in person may vote by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 72 hours before the time of the Meeting. The form of proxy card is available (in Hebrew) on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. An English version of the form of proxy card is attached as Exhibit 99.1 to this report on Form 6-K. A shareholder is entitled to contact the Company directly and receive the text of the proxy card.

A shareholder, whose Shares are registered with a member of TASE and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, provided that the shareholder notified that he or she is so interested; and provided, further, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Voting Procedures – shares are NOT registered with a member of TASE

Voting through the facilities of the Depository Trust Company (DTC) will not be allowed. Accordingly, if the Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), the shareholder must obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder stating the ownership of such Shares as of the Record Date and that it did not vote such shares. In order for these shares to be counted, a duly executed proxy must be received by the Company, at its registered offices, no later than 48 hours prior to the Meeting.

* * * *

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, at Granot Mobile Post Hefer, 38100, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the "Commission") on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company within 10 days following the Record Date.

A shareholder is entitled to contact the Company directly and receive a copy of any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by at least one shareholder who is present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who holds or represents Shares conferring in the aggregate at least twenty five percent (25%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, April 3, 2013, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, located at Granot Mobile Post Hefer, 38100, Israel, during normal business hours and by prior coordination at: +972.722508472.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2013	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Yaacov Bar Lev —————————————— Yaacov Bar Lev Chairman